

March 11, 2026

Christopher Tucker
Chief Financial Officer
ESCO TECHNOLOGIES INC
645 Maryville Centre Drive, Suite 300
St. Louis , MO 63141

> **Re: ESCO TECHNOLOGIES INC**
> **Form 10-K for the Fiscal Year Ended September 30, 2025**
> **Filed December 1, 2025**
> **File No. 001-10596**

Dear Christopher Tucker:

We have reviewed your March 3, 2026 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 24, 2026 letter.

Form 10-K for the Fiscal Year Ended Setpember 30, 2025

Notes to Consolidated Financial Statements
Note 10. Business Segment Information, page F-28

1. We note your response to prior comment 2, including your proposed reconciliation of segment assets to consolidated assets. Please tell us how you determined the line currently titled "Corporate Assets" contains no significant items that should be separately identified and described. For example, it appears almost half of "Corporate Assets" may consist of goodwill not allocated to segments, and other acquired intangible assets not allocated to segments may represent a significant portion of the remainder. See ASC 280-10-50-31 and 280-10-55-49 for guidance.

Please contact SiSi Cheng at 202-551-5004 or Jennifer Thompson at 202-551-3737 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing